Proxy Results - MuniYield New York Insured Fund, Inc.
Meeting Date: 12/15/2000
2nd Meeting Date: 01/20/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	6,292,714.500	12,585,427.000	6,292,714.500	6,488,949.000	328,773.000	327,139.000	51.56%	2.61%	2.60%	196,234.500		90.82%	4.60%	4.58%

Proposal 1 - Preferred	1,701.000	3,400.000	1,701.000	3,233.000	60.000	107.000	95.09%	1.76%	3.15%	1,532.000	Brackenridge	95.09%	1.76%	3.15%

Last Updated on 08/08/2000
By Win95 User